Bed Bath & Beyond, Inc.
433 W. Ascension Way, 3rd Floor
Murray, Utah 84123

December 8, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549
Attn: Keira Nakada and Rufus Decker

Re:        Bed Bath & Beyond, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
Item 2.02 Form 8-K Dated October 27, 2025
Responses Dated September 29, 2025 and September 18, 2025
File No. 001-41850

Dear Ms. Nakada and Mr. Decker:

We respectfully set forth below our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated in its letter addressed to Adrianne Lee, President and Chief Financial Officer of Bed Bath & Beyond, Inc. f/k/a Beyond, Inc. (“we,” “us,” “our,” or the “Company”), dated November 18, 2025 (the “November 18 Comment Letter”). For ease of reference, each of the Staff’s comments are reproduced below in bold and italics, and are followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2024

Item 8. Financial Statements and Supplementary Data
Consolidated Financial Statements
Note 22. Other Expense, Net, page 77

Staff Comment:

1. Refer to prior comment 3. You indicate in your response that the errors in multiple reporting periods were related to four discrete items. As the quantitative magnitude of the errors increase, it is increasingly difficult for qualitative factors to overcome the quantitative significance of the errors. Please tell us in further detail how you determined the qualitative factors overcame the quantitative significance of the errors to your Operating Income (Loss) in each of the following periods:

•fiscal year ended December 31, 2023,
•the three and six months ended June 30, 2025 and
•the three and six months ended June 30, 2024.

Also, it appears in your quantitative analysis that you have reflected the $10.3 million error related to the gain on sale of Wamsutta IP in the three months ended March 31, 2024, rather than in the three months ended June 30, 2024. Please revise your quantitative analysis or advise. Furthermore, tell us whether there were other immaterial passed adjustments that would impact Operating Income (Loss) in any of these periods. If so, factor these other immaterial passed adjustments into an aggregate effect quantitative analysis and provide it in addition to the revised quantitative analysis of just the four discrete items. Refer to ASC 250-10-S99-1.

Company Response:

We respectfully acknowledge the Staff’s comment. The Company does not assert that it has experienced quantitatively large errors that are immaterial due to the absence of the non-exclusive qualitative factors listed in SEC Staff Accounting Bulletin No. 99, Materiality (“SAB 99”). Instead, the Company has analyzed all of the facts and circumstances surrounding the error, in accordance with the Staff’s guidance in SAB 99 and SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), and has concluded that there is no substantial likelihood that a reasonable person would consider the error important in making investment decisions or assessing the Company’s performance.

Executive Summary

As the Staff emphasizes in SAB 99, materiality requires a holistic analysis of all surrounding facts and circumstances, including the factual context in which financial statement users would view the financial statement item in question:

Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. . . .

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

This formulation in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.

Under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item.

In particular, the errors in question here were classification errors under Generally Accepted Accounting Principles (“GAAP”) that placed gains on sale of intangible assets and write-downs of assets held for sale in Loss Before Income Taxes instead of in Operating Income (Loss). Importantly, the errors had no effect on total Net Income (Loss), which remained unchanged. Under these unique circumstances, the errors did not alter the total mix of information from the perspective of a reasonable investor when analyzed under the framework outlined in SAB 99. The Company’s analysis considered both quantitative and qualitative factors, including the lack of impact on Net Income (Loss), the absence of any effect on key trends, user focus on different profitability metrics, the non-recurring nature of the errors, and transparent supplemental disclosure of the underlying transactions and the correction of the immaterial misstatement. Moreover, the potential magnitude of the errors was inherently limited by the nature of the transactions in question, as discussed in response to comment 3 below.

Total Mix of Information

As noted above, SAB 99 defines materiality by reference to whether there is a substantial likelihood that the misstatement would have changed or influenced the judgment of a reasonable investor based on the “total mix” of information. SAB 99 emphasizes that assessment of materiality requires consideration of both quantitative and qualitative factors, that magnitude alone is generally insufficient, and that exclusive reliance on “any percentage or numerical threshold has no basis in the accounting literature or the law” (emphasis added).

Applying SAB 99 and SAB 108 to a misclassification that does not change Net Income (Loss) requires assessing whether, in context, reclassifying these amounts within the income statement’s subtotals would realistically affect a reasonable person’s decision-making.

Classification Error Without Effect on Net Income (Loss)

The identified items were discrete gains and losses related to a held-for-sale corporate headquarters and sales of specific intellectual property. The related errors were due to a misinterpretation of presentation guidance that resulted in recording these amounts below Operating Income (Loss) rather than within it. The Company’s analysis confirms the items were one-time in nature and not related to core operations.

Crucially, the reclassifications affect only the location within the statement of operations—between operating and non-operating subtotals—and have no effect on Net Income (Loss) for any period. From an investor’s perspective, regardless of the line classification, the GAAP earnings measure remains identical. These items were also fully disclosed in the Company’s financial statements and therefore did not alter the total mix of information from the perspective of a reasonable investor.

Small quantitative impact relative to key line items

The Company’s SAB 99 analysis found that the quantitative impact of the error was immaterial in relation to the scale of the business. The misclassified amounts, evaluated relative to Revenue, never exceeded 1.7% for any fiscal year and never exceeded 6.7% for any fiscal quarter. More specifically, the misclassified amounts, evaluated relative to Revenue, never exceeded 2.6% for any period that the Staff inquired about in the November 18 Comment Letter:

•for the three months ended December 31, 2023, the misclassified amount was 6.7% of Revenue.

•for the year ended December 31, 2023, the misclassified amount was 1.7% of Revenue.

•for the three months ended June 30, 2025, the misclassified amount was 1.9% of Revenue.

•for the six months ended June 30, 2025, the misclassified amount was 1.1% of Revenue.

•for the three months ended June 30, 2024, the misclassified amount was 2.6% of Revenue.

•for the six months ended June 30, 2024, the misclassified amount was 1.3% of Revenue.

Moreover, the error had no effect on Net Income (Loss) for any period. As a result, the error did not result in crossing any significant quantitative thresholds (e.g., changing a Net Loss to Net Income), nor did the misclassification affect the Company’s relevant per-share metrics, covenants, reporting ratios, or other key metrics.

No Change to Trends, Expectations, or Key Metrics

The error did not affect, mask, or alter trends in the Company’s performance or profitability, nor did it change Operating Loss to Operating Income or vice versa, across any of the affected annual or quarterly periods.

The Company operates in a low-margin ecommerce environment where investors and analysts emphasize Net Revenue, Gross Margin, Net Income (Loss), Adjusted EBITDA, Income (Loss) Per Share, and cash balances in forming judgments. The error had no impact on any of the foregoing.

Moreover, sell-side analyst coverage of the Company focuses on Net Income (Loss) and related profitability expectations. Analysts treat the discrete transactions at issue as one‑time items excluded from forecast models and consensus expectations, further indicating no change to the total mix of information relevant to investment decisions.

The Company has also not discussed, nor has it received any questions regarding Operating Income (Loss) on any of its quarterly earnings calls for the periods impacted. Even after explicitly identifying the errors in question in its Quarterly Report on Form 10-Q for the three months ended September 30, 2025 and updating its presentation accordingly, the Company has to date not received any questions or comments from investors on this topic, which supports the fact that a reasonable person would not consider this change important in making investment decisions or assessing the Company’s performance.

Moreover, the Company notes that there was no impact on segment reporting (single segment), compliance with covenants or regulatory requirements, or compensation metrics—each of which SAB 99 identifies as qualitative factors that could elevate an otherwise small error to materiality.

Taken together, and given that the Company has already disclosed the errors and its updated presentation and has received no related investor questions or comments, these factors demonstrate that these errors would not affect a reasonable person’s judgment regarding the financial statements. The Company has concluded that whether these discrete, one-time items are presented above or below the operating subtotal, given the lack of effect on the key performance measures investors use, these errors are not viewed by the reasonable investor as having significantly altered the “total mix” of information made available.

Transparent Disclosure of Underlying Transactions

The underlying transactions (corporate headquarters write-downs and intellectual property sales), amounts, and affected line items were clearly described by the Company, including in the Company’s financial statement notes, and for the more significant transactions, via Current Reports on Form 8-K and press releases. This transparent disclosure ensures that the errors had no effect on the total mix of information as a result of the classification choice.

Topic	Publicly Filed or Furnished Disclosure
Sale of Corporate headquarters
•Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Commission on February 23, 2024.
•Quarterly Report on Form 10-Q for the three months ended March 31, 2024, filed with the Commission on May 8, 2024.
•Quarterly Report on Form 10-Q for the three months ended June 30, 2024, filed with the Commission on July 31, 2024.
•Current Report on Form 8-K filed with the Commission on September 17, 2024.
•Earnings Release furnished under Item 2.02 of the Current Report on Form 8-K filed with the Commission on October 24, 2024.
•Quarterly Report on Form 10-Q for the three months ended September 30, 2024, filed with the Commission on October 25, 2024.
•Current Report on Form 8-K filed with the Commission on December 20, 2024.
•Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Commission on February 25, 2025.
•Quarterly Report on Form 10-Q for the three months ended September 30, 2025, filed with the Commission on October 27, 2025.

Sale of Wamsutta intellectual property
•Current Report on Form 8-K filed with the Commission on April 18, 2024.
•Quarterly Report on Form 10-Q for the three months ended March 31, 2024, filed with the Commission on May 8, 2024.
•Quarterly Report on Form 10-Q for the three months ended June 30, 2024, filed with the Commission on July 31, 2024.
•Quarterly Report on Form 10-Q for the three months ended September 30, 2024, filed with the Commission on October 24, 2024.
•Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Commission on February 25, 2025.
•Quarterly Report on Form 10-Q for the three months ended September 30, 2025, filed with the Commission on October 27, 2025.

Sale of Zulily intellectual property
•Quarterly Report on Form 10-Q for the three months ended March 31, 2025, filed with the Commission on April 29, 2025.
•Quarterly Report on Form 10-Q for the three months ended June 30, 2025, filed with the Commission on July 29, 2025.
•Quarterly Report on Form 10-Q for the three months ended September 30, 2025, filed with the Commission on October 27, 2025.

Sale of Canadian intellectual property
•Quarterly Report on Form 10-Q for the three months ended June 30, 2025, filed with the Commission on July 29, 2025.
•Earnings Release furnished under Item 2.02 of the Current Report on Form 8-K filed with the Commission on October 27, 2025.
•Quarterly Report on Form 10-Q for the three months ended September 30, 2025, filed with the Commission on October 27, 2025.

Alignment with Performance Measures

Management evaluates performance and allocates resources using metrics such Net Revenue, Gross Margin, and cash generation—consistent with how market participants assess this issuer. Because the misclassification did not affect Net Income (Loss), the error does alter the total mix of information from the perspective of a reasonable investor.

Quantitative Analysis of Aggregate and Individual Effects

In response to the November 18 Comment Letter and to reflect the $10.3 million error related to the gain on sale of Wamsutta intellectual property in the six months ended June 30, 2024, rather than in the three months ended March 31, 2024, we have revised our quantitative analysis below. We respectfully note that even taking into account such additional immaterial adjustments for the periods inquired about in the November 18 Comment Letter, and even on an aggregate basis, the misclassified amounts, evaluated relative to revenue, never exceeded 1.7% on an annual basis and never exceeded 6.7% in any quarter.

Operating Income (Loss)

Error Impact			Aggregate Impact			
$ in millions	Revenue	Errors Impact to Operating Income (Loss)	Other Unadjusted Misstatements	Operating Loss As Reported	Operating Income (Loss) As Corrected	Change %	Change as a % of Revenue	Operating Income (Loss) As Corrected	Change	Change %	Change as a % of Revenue
	A	B	C	D	B+D	B / D	B / A	B+C+D	B+C	(B+C) / D	(B+C) / A
Q1 2023	$381.1	-	($0.1)	($8.4)	($8.4)	0.0%	0.0%	($8.4)	($0.1)	0.8%	0.0%
Q2 2023	$422.2	-	($0.1)	($4.2)	($4.2)	0.0%	0.0%	($4.3)	($0.1)	1.5%	0.0%
Q3 2023	$373.3	-	$0.0	($40.9)	($40.9)	0.0%	0.0%	($40.9)	$0.0	-0.1%	0.0%
Q4 2023	$384.5	($25.9)	($0.1)	($64.6)	($90.4)	40.1%	-6.7%	($90.5)	($25.9)	40.2%	-6.7%
FY 2023	**$1,561.1**	**($25.9)**	**($0.1)**	**($118.1)**	**($144.0)**	**21.9%**	**-1.7%**	**($144.0)**	**($25.9)**	**22.0%**	**-1.7%**
Q1 2024	$382.3	-	($0.0)	($57.5)	($57.5)	0.0%	0.0%	($57.6)	($0.0)	0.1%	0.0%
Q2 2024	$398.1	$10.3	-	($47.0)	($36.7)	-21.9%	2.6%	($36.7)	$10.3	-21.9%	2.6%
Q3 2024	$311.4	($1.6)	-	($43.6)	($45.2)	3.8%	-0.5%	($45.2)	($1.6)	3.8%	-0.5%
Q4 2024	$303.2	($1.7)	($0.1)	($42.9)	($44.6)	4.0%	-0.6%	($44.7)	($1.8)	4.2%	-0.6%
FY 2024	**$1,395.0**	**$6.9**	**($0.1)**	**($191.0)**	**($184.0)**	**-3.6%**	**0.5%**	**($184.1)**	**$6.8**	**-3.6%**	**0.5%**
Q1 2025	$231.7	$0.3	$0.9	($23.5)	($23.2)	-1.4%	0.1%	($22.3)	$1.2	-5.3%	0.5%
Q2 2025	$282.3	$5.5	($0.1)	($17.9)	($12.4)	-30.5%	1.9%	($12.5)	$5.4	-30.2%	1.9%
YTD 2025	**$514.0**	**$5.8**	**($0.1)**	**($41.4)**	**($35.6)**	**-14.0%**	**1.1%**	**($35.7)**	**$5.7**	**-13.9%**	**1.1%**

Conclusion

SAB 99 emphasizes the need to evaluate all of the facts in the context of the surrounding circumstances or the total mix of information. Under that standard, these errors do not give rise to a substantial likelihood of changing a reasonable investor’s judgment as they relate to a classification error that are less meaningful to users of the financial statements (notably, the errors leave Net Income (Loss) unchanged) and do not affect reported trends, covenants, or compensation, especially when the items related to the errors are quantitatively small relative to Revenue, non-recurring, and transparently disclosed. The Company’s SAB 99 and SAB 108 analysis supports the Company’s conclusions that, in the unique circumstances described above, these errors are immaterial to the financial statements taken as a whole and do not alter the total mix of information relevant to an investment decision by a reasonable investor.

Staff Comment:

2. Refer to prior comment 3. You disclose in your segment footnote that your “CODM uses Operating Income (Loss) to evaluate income generated from segment resources in deciding whether to reinvest profits into the retail segment or into other parts of the entity, such as to make acquisitions or investments. The CODM also uses Operating Income (Loss) to monitor budget versus actual results. The monitoring of budgeted versus actual results is used in assessing performance of the segment and in establishing bonus metrics.” Please discuss in detail how this process works and incorporate your consideration of the importance of Operating Income (Loss) to your CODM into your materiality assessment.

Company Response:

We respectfully acknowledge the Staff’s comment. The Company acknowledges that its segment footnote refers to Operating Income (Loss) as a metric shared with its Chief Operating Decision Maker (“CODM”). The Company currently has one reportable segment, which is its Retail business. The Retail segment comprises the Company’s Bed Bath & Beyond operating segment and Overstock.com operating segment, which are aggregated into a single reportable segment due to their similar economic characteristics and business activities. The Bed Bath & Beyond operating segment includes results from its buybuy BABY brand, and formerly also included the Zulily brand, which was sold in the first quarter of 2025, neither of which are material to the Company’s business. The Retail segment derives revenue primarily from e-commerce sales of home furnishing merchandise through the Company’s suite of websites and mobile applications. The accounting policies of the Retail segment are the same as those described in the Summary of Significant Accounting Policies disclosed in the notes to the Company’s financial statements. The CODM, who is the Company’s Principal Executive Officer, assesses performance for the Retail segment and decides how to allocate resources based on Operating Income (Loss) that also is reported on the Consolidated Statements of Operations. The measure of segment assets is reported on the Consolidated Balance Sheet as Cash and Cash Equivalents.

The CODM uses both Gross Profit and Operating Income (Loss) to evaluate income generated from segment resources in deciding whether to reinvest profits into the Retail segment or for other uses, such as to make acquisitions or investments. The CODM also uses Gross Profit for evaluating product pricing and Operating Income (Loss) to monitor budget versus actual results. The monitoring of budgeted versus actual results is used in assessing performance of the segment and in establishing bonus metrics (noting however, that Operating income (loss) has not historically been one of the metrics directly considered in the Company’s bonus plan). While Operating Income (Loss) is a metric the CODM uses to assess performance of the Retail segment, the CODM does not focus on certain expense categories within Operating Income (Loss), such as depreciation and amortization and stock-based compensation, as they are entirely non-cash expenses and therefore do not have an immediate impact on the Company’s liquidity. In addition, at the Company’s current growth stage, there is limited management action that can be taken to reduce these expenses and improve profitability. Similarly, gains on sales of intangible assets and write-down of assets held for sale are not reviewed by the CODM for this purpose, as due to the non-recurring nature of such transactions, it is difficult for management to predict their impact on the Company’s liquidity. Additionally, the CODM does not focus on special items such as brand integration costs and restructuring costs in this context. As these are non-recurring transactions that are out of the ordinary course of business, management does not utilize them in assessing segment performance or in planning. Management considers these to be other segment items in accordance with ASC 280-10-50-26B.

While Operating Income (Loss) is one of the metrics used by the CODM to assess the Company’s performance, the CODM does not take into consideration the gains on sales of intangible assets and write-down of assets held for sale (together, the “Other Operating Expense (Income), Net” line on the Consolidated Statements of Operations) to make resource allocation and business decisions. As such, the Company does not believe the errors would have impacted the CODM’s total mix of information used to assess the Retail segment operating performance for resource allocation and business decisions.

To illustrate, the Company is providing the following table which summarizes the Company’s segment revenue, significant segment expenses, other segment items, and segment profit or loss utilizing the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2025. The line item “Other Segment Items” includes Other Operating Expense (Income), Net, depreciation and amortization, stock-based compensation, and brand integration and restructuring costs, none of which our CODM directly utilizes to determine resource allocation and business decisions. In other words, the errors impacted a sub-line item, “Other Operating Expense (Income), Net,” within “Other Segment Items,” which the CODM does not review or use to makes decisions on in this context. The Company undertakes to update its disclosure in its future periodic reports to include this presentation.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Net revenue	$257,187	$311,428	$771,186	$1,091,813
Less:
Cost of goods sold (as adjusted)	192,021	245,342	580,714	870,949
Gross profit (as adjusted)	65,166	66,086	190,472	220,864
Less:
Sales and marketing expense (as adjusted)	35,973	51,451	105,202	185,092
Technology expense (as adjusted)	16,341	21,943	53,672	67,153
General and administrative (as adjusted)	8,915	12,180	30,279	43,377
Customer service and merchant fees	8,873	12,425	27,561	41,374
Other segment items (1)	7,516	13,288	21,847	23,320
Operating loss	$(12,452)	$(45,201)	$(48,089)	$(139,452)
 ___________________________________________
(1)    Other segment items includes other operating expense (income), net, depreciation and amortization, stock-based compensation, and brand integration and restructuring costs.

Item 9A. Controls and Procedures, page 83

Staff Comment:

3. Refer to your September 29, 2025 response. You say, “We have evaluated the total possible exposure related to this control deficiency and believe the maximum exposure related to the above-mentioned control deficiency is the amounts listed in the noted errors.” Since you misinterpreted the interpretive guidance, please explain in detail how the potential magnitude of the errors that could have resulted from the control deficiency would be limited to the amounts of the actual errors. For example, suppose you had additional transactions of a similar nature during each of the prior periods when the errors occurred, please explain why you believe you would have accounted for those correctly. Otherwise, please revise your response to tell us how big the errors could have been before you identified them. Also, tell us about any compensating controls and whether they were operating at a level of precision that could have detected a larger misstatement. If so, provide evidence that the compensating controls were operating effectively and at the appropriate level of precision. Finally, reevaluate the effectiveness of your internal controls after considering this additional information.

Company Response:

We respectfully acknowledge the Staff’s comment. We concluded that the potential magnitude of the errors that could have resulted from the control deficiency was limited to the amounts of the actual errors because there is no reasonable possibility of a greater magnitude of errors relating to the control deficiency in question rising to the level of a material misstatement. Rather, the Company has concluded that there was only a remote possibility of the occurrence of “additional transactions of a similar nature during each of the prior periods when the errors occurred,” therefore inherently limiting the potential magnitude of the errors resulting from the relevant control deficiency.

The Company had only one owned corporate headquarters, and no additional real estate assets on its books outside of the corporate headquarters, making that sale transaction unique and not subject to replication in the past or future. Similarly, with respect to the sales of intellectual property assets, the Company has a limited intellectual property portfolio (representing, in the aggregate, 5.4% of total assets before the transactions and 10.9% of total assets after the transactions). The sale of intellectual property assets represented 10.7% of the Company’s overall intellectual property portfolio, and the Company is extremely unlikely to sell in a single financial period more than a comparable portion of the Company’s overall intellectual property portfolio, especially because the remaining intellectual property assets are tied to Bed Bath & Beyond, the Company’s core business. As a result, there is no more than a remote possibility that the Company could have had additional transactions of a similar nature during each of the prior periods.

Based on the nature of the transactions in question, the nature of the control deficiency, the effectiveness of surrounding controls and the control owner, and the Company’s historical experience, the potential occurrence of “additional transactions of a similar nature” is remote. For the reasons discussed below, it would be inappropriate for the Company’s evaluation of the control deficiency to presume the occurrence of any additional transactions over and above those transactions that actually occurred.

Under Rule 12b-2 of the Securities Exchange Act of 1934, as amended, a material weakness exists when a deficiency, or a combination of deficiencies, in internal control over financial reporting lead to a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. In contrast, a significant deficiency is less severe than a material weakness, yet important enough to merit oversight attention. Under the Public Company Accounting Oversight Board’s Auditing Standard No. 2201 (paragraphs 63-64), determining the severity of a deficiency requires an assessment of both the likelihood that controls will fail to prevent or detect a misstatement and the magnitude of any potential misstatement. We recognize that severity is assessed based on the reasonable possibility and magnitude of potential errors that could have occurred, not merely on whether a material error actually did occur. The Staff’s related guidance emphasizes a holistic, risk-based analysis centered on what could have happened in light of current and evolving reporting risks, not solely on the determination that an actual error is immaterial.

Nature of the Errors

The errors were reflected in the Company’s statements of operations, where gains on sales of certain intangible assets and write-downs of assets held for sale were reported in Other Income (Expense), Net rather than in Operating Income (Loss). The errors arose from a single control deficiency due to a misinterpretation of interpretive guidance applied to sales of intangible assets and write-downs or impairments of assets held for sale.

As previously disclosed, the discrete transactions resulting in such errors occurred infrequently with respect to non-core asset dispositions tied to portfolio optimization, do not reflect the Company’s ongoing business activities, and were unrelated to the Company’s core operating drivers. See, e.g., Management’s Discussion and Analysis of the Company’s results of operations in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2025, noting that the decrease in operating expense (income) for the three-month period “reflects the non-recurrence of . . . loss from the sale of our corporate headquarters in 2024” and the decrease in operating expense (income) for the nine-month period “reflects the non-recurrence of the . . . million gain tied to the 2024 sale of the Wamsutta brand, offset by the . . . gain from the sales of Canada and the United Kingdom Bed Bath & Beyond trademarks in 2025, and the . . . loss related to the 2024 corporate headquarters sale.” (emphases added).

Evaluating the Reasonable Possibility of a Greater Magnitude of Errors

For the reasons discussed below, the potential magnitude of the errors that could have resulted from the control deficiency was limited to the amounts of the actual errors because there is a remote possibility of a greater frequency or magnitude of errors relating to the control deficiency in question.

Discrete, Non-Recurring, and Historically Infrequent Transactions

The control deficiency was confined to the classification of discrete, non-recurring transactions and did not reflect a pervasive design gap or systemic failure across financial statement line items or recurring processes. The discrete, non-recurring transactions had defined amounts and timing involving the sale and write-down of a headquarters building, and the sales of three specific intellectual property assets, rather than broader entity-level controls or recurring transactions. The transactions flowed through defined approval and accounting memoranda workflows, were clearly publicly disclosed, were objectively determinable, and did not affect Net Income (Loss). There was no evidence of any broader control failure beyond the classification judgments for these four discrete items, each of which were related to non-operational items with fixed amounts and dates. As a result, the errors had no impact on recurring Revenue, Expense, or measurement processes.

During all relevant periods, transactions of a similar nature have been infrequent, sporadic, and quantitatively insignificant. They are not recurring elements of core operations. Instead, they relate to the Company’s focus on resource optimization and its most significant growth opportunities. The total universe of transactions of a similar nature were the four transactions discussed herein (and already revised in presentation in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2025), and no other similar transactions actually occurred.

Remote Possibility of Additional Transactions of a Similar Nature

Moreover, there was no reasonable possibility of a greater number of similar transactions occurring during the periods in question. The identified errors were related to the sale of corporate headquarters and sales of specific intellectual property:

•Corporate Headquarters. With respect to the corporate headquarters, the property was the Company’s only owned real property asset. The Company leases all of its remaining real property assets, as disclosed in its Annual Report on Form 10-K for the year ended December 31, 2024. The Company did not own any other real property assets that it could have sold, and there is no possibility for the error to have occurred upon a sale of multiple real property assets during each of the prior periods or in future periods.

•Intellectual Property. With respect to the sale of intellectual property, the Company sold Wamsutta, Zulily, and Canadian intellectual property during the periods in question. The only other material intellectual property that the Company owned at that time was its core Bed Bath & Beyond intellectual property. There is only a remote possibility that the Company would have sold this last remaining material intellectual property asset, which is related to its core business and only operating segment, during these periods. The Company’s stated goal was to remain “laser focused on our core brands” and reflect a “commitment to resource optimization . . . and a focus on our largest growth opportunities,"1 namely, its only operating segment. As a result, there was only a remote possibility for the sale of this asset to have taken place at all during the periods and for the error to have occurred upon a sale of an intellectual property asset again.

1 See Press Release Beyond Announces Sale of Majority stake in Zulily Brand, dated March 18, 2025, available at: https://investors.beyond.com/news-events/press-releases/news-details/2025/BeyondAnnounces-Sale-of-Majority-stake-in-Zulily-Brand/default.aspx.

Therefore, there was a remote possibility that additional transactions of a similar nature could have occurred during the prior periods when the errors occurred.

Controls Over Other Significant Accounting Conclusions

The Company prepared five technical accounting memoranda in 2023, 12 technical accounting memoranda in 2024, and six technical accounting memoranda through the first two quarters of 2025. With the exception of the four discrete transactions invoking the control deficiency in question, upon additional review and testing, the Company has confirmed that all other accounting classifications during the period were recorded appropriately in the relevant technical accounting memoranda. In addition, in all other cases, ASC guidance regarding presentation of the transaction was correctly cited. The effectiveness of the other accounting classifications do not indicate that there was a reasonable possibility that a material misstatement of annual or interim financial statements would not be prevented or detected on a timely basis.

Other Surrounding Controls

While there are no direct compensating controls, we reviewed other internal controls within the control environment that we believe could have impacted the magnitude of the errors, including structured review processes, documentation standards, and use of external advisors. Upon review and testing of the relevant surrounding controls, we confirmed that controls over the recognition, measurement, and disclosure operated effectively, confining the issue to presentation classification. Management’s evaluation identified the technical accounting memoranda review process as the single affected control which failed to operate effectively with respect to the classification of the four discrete items in question. The confinement of the errors to a single control deficiency does not indicate a reasonable possibility that a material misstatement of annual or interim financial statements would not be prevented or detected on a timely basis.

Effectiveness of the Control Owner

We reviewed all internal controls performed by the control owner of the deficient control and noted that the control owner performs 13 additional controls. Upon review and testing of these additional controls, management confirmed that they were each operating effectively, noting none of the controls required similar judgment or required similar consideration of interpretive guidance. The lack of any other control deficiency among the additional controls overseen by the control owner does not indicate a reasonable possibility that a material misstatement of annual or interim financial statements would not be prevented or detected on a timely basis.

Conclusion: Lower Than Reasonable Possibility of a Greater Magnitude of Errors

As a result, we concluded that the deficiency did not rise to a material weakness because the potential magnitude of additional errors was inherently limited by:

•the discrete, non-recurring, and historically infrequent nature of the transactions in question;

•a remote possibility that additional transactions of a similar nature could have occurred during the prior periods, based on the nature of the assets and the Company’s actual and potential transaction activity;

•the effectiveness of surrounding controls; and

•the effectiveness of the control owner.

Management therefore concluded that while the control deficiency associated with the error rose to the level of a significant deficiency, it did not give rise to a reasonable possibility that a material misstatement would not be timely prevented or detected. Therefore, management has concluded that the deficiency did not constitute a material weakness.

Item 2.02 Form 8-K Dated October 27, 2025
Exhibit 99.1
Non-GAAP Financial Measures and Reconciliations, page 7

Staff Comment:

4. Please address the following as they relate to adjusted diluted net loss per share in prior comment 4:
•Confirm that you will disclose prior year comparative information;
•Confirm that you will disclose, at a similar level as you provided in your response letter dated September 18, 2025, the reasons why management believes that adjusting for income/loss relating to equity method securities and the gain/loss on debt securities carried at fair value in arriving at adjusted diluted net loss per share provides useful information to investors; and
•Confirm that you will present the income tax effect separately from other non-GAAP adjustments as it does not appear that you have done so in your September 30, 2025 earnings release.

Company Response:

We respectfully acknowledge the Staff’s comment.

•Confirm that you will disclose prior year comparative information;

We confirm that we have provided prior year comparative information related to adjusted diluted net loss per share for our most recently filed earnings release for the period ended September 30, 2025, furnished with the Commission on October 27, 2025 under Item 2.02 of our Current Report on Form 8-K (the “Q3 2025 Earnings Release”), and will continue to do so in future filings.

•Confirm that you will disclose, at a similar level as you provided in your response letter dated September 18, 2025, the reasons why management believes that adjusting for income/loss relating to equity method securities and the gain/loss on debt securities carried at fair value in arriving at adjusted diluted net loss per share provides useful information to investors; and

We respectfully acknowledge the Staff’s comment. In future filings, we will disclose the reasons why management believes that adjusting for income/loss relating to equity method securities and the gain/loss on debt securities carried at fair value in arriving at adjusted diluted net loss per share at a similar level as provided in our response letter. The Company is providing the following proposed disclosure utilizing the Company’s Q3 2025 Earnings Release for illustrative purposes:

Adjusted diluted net loss per share is a non-GAAP financial measure that is calculated as net income (net loss) less the income or losses recognized from our equity method securities and the gains or losses on debt securities carried at fair value. We believe that these adjustments to our net income (net loss) before calculating per share amounts provide meaningful supplemental information for investors by excluding items that are not reflective of our core retail operations and that introduce significant volatility into GAAP results. We believe excluding these adjustments enhances the comparability of our financial results across reporting periods and offers greater and supplemental insight into the performance of our core retail operations when presented in conjunction with our GAAP disclosures.

More specifically, the income or loss from equity method securities relates to our blockchain asset portfolio, which includes passive investments in early-stage blockchain technology companies. These investments are ancillary to our retail business and are not part of our strategic or operational planning for the retail segment. Additionally, the market value and performance of these investments are subject to material volatility driven by external factors unrelated to our retail business. Similarly, the gain or loss on debt securities carried at fair value arises from non-operating investments where we do not participate in day-to-day operations, capital allocation, or economically significant decision-making. These gains or losses are all non-cash, and the Company believes their inclusion in GAAP net income (net loss) can, in the absence of additional context, distort the comparability of our operating performance across periods.

•Confirm that you will present the income tax effect separately from other non-GAAP adjustments as it does not appear that you have done so in your September 30, 2025 earnings release.

We respectfully acknowledge the Staff’s comment. We note that for the Q3 2025 Earnings Release, there were no income tax effects on our adjustment for the income/loss relating to equity method securities, and as such, did not include as a separate line on our non-GAAP adjustments. In future filings, we [will include a note to indicate the absence of any income tax effect for the non-GAAP adjustments, and] will include any income tax effects as a separate line should there be any non-GAAP adjustments that have any tax effect, to the extent applicable.

* * * * *

If you would like to discuss the above responses or any other matter, please contact me at (612) 804 -0133.

Sincerely,

/s/ ADRIANNE LEE
Adrianne Lee
President and Chief Financial Officer
Bed Bath & Beyond, Inc.

CC (via email):    Melissa Smith, General Counsel and Corporate Secretary
Benjamin Cohen, Latham & Watkins LLP
Eric Swibel, Latham & Watkins LLP